Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 27, 2006

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE
Paris, July 27, 2006

SECOND QUARTER 2006 RESULTS
Earnings per Share Up 36%

Euros in Millions (except EPS and		Second Quarter			First Half
E/ADS)
	2006	2005	Change	2006	2005	Change

Revenues	1,589	1,331	+ 19%	3,163	2,532	+ 25%
Operating Income	84.5	66.0	+ 28%	138.5	116.4	+ 19%
Net Income	51.5	33.3	+ 55%	76.8	55.0	+ 40%
Fully Diluted EPS (€)	0.47	0.35	+ 36%	0.80	0.60	+ 32%
Fully Diluted E/ADS ($)	0.60	0.45	+ 36%	1.02	0.77	+ 32%

On July 26, 2006, Technip’s Board of Directors approved the second quarter and first half 2006 consolidated accounts.

Daniel Valot, Chairman and CEO, commented: “Technip’s second quarter 2006 results have improved compared to the previous three-month period. During the first quarter of 2006, revenues grew faster than operating income. This occurred because an unusually high proportion of revenues was generated by recent contracts on which we recognize very little profit as long as they are in their early execution phase. In line with the advancement of these projects during the second quarter, our operating income, as expected, started to grow faster than revenues.

For the full year 2006, we retain our operating income target of at least EUR 340 million even if it looks more challenging than anticipated a few months ago since the global manufacturing, construction and installation capacities devoted to oil and gas projects are very stretched.

Second quarter 2006 financial charges were 40% lower than during the second quarter 2005. The combined effect of higher operating income and lower financial charges is a 55% year-on-year progression in net income.

We decided to return to our shareholders excess cash made available by the convertible bond conversion, and subsequently initiated a new share buyback program last May. To-date, Technip has purchased close to 5 million of its shares for a total value of EUR 224 million. We intend to continue this program, and, if needed, complement it with various other steps.

Our markets remain very strong. Demand is particularly high in segments where Technip has built leading positions: deepwater developments, gas liquefaction and processing, heavy oil transformation, refining, petrochemicals, metals and mining, and biofuels. Therefore, we are strengthening our execution capabilities by increasing our workforce, expanding the manufacturing capacities of our plants in France and Brazil and adding new subsea construction vessels. Our capital expenditures are expected to increase by about 50% this year compared to 2005.

Given the current market environment, our goal in terms of business development remains to keep our backlog near the high level reached at the beginning of the year, while continuing to work diligently at further improvement in our risk/reward profile.”

I. OPERATIONAL HIGHLIGHTS

A) Business Development

During the first half of 2006, Technip’s order intake was EUR 3,127 million compared to EUR 4,166 million during the first half of 2005. Listed below are the main contracts that came into force during the first half of 2006 along with their approximate values (Technip’s share) if publicly disclosed:

  a contract with Qatar Petroleum, ConocoPhillips and Shell for the Qatargas III / IV Projects for two LNG(1) units located in Qatar (USD 1,600 million), a contract with RasGas Company Limited on behalf of ExxonMobil for a gas processing facility (AKG-2) located in Qatar (USD 640 million), a SURF(2) contract with British Gas for the North Coast Marine Area Development, offshore Trinidad, a contract with Diester Industrie for a new biodiesel unit to be built in Montoir-de- Bretagne, France, and a contract with BP for a PTA(3) plant in Guangdong Province, China.

As of June 30, 2006, the backlog amounted to EUR 11.4 billion, up 38.6% compared to EUR 8.2 billion at June 30, 2005. The breakdown by business segment is as follows (euros in millions):

SURF	2,444	22%
Offshore Facilities	834	7%
Onshore-Downstream	7,941	70%
Industries	164	1%
Total	11,383	100%

Since July 1, 2006, Technip has also signed a contract with Statoil for subsea services in the North Sea which is not included in the backlog at June 30, 2006.

Technip continues to see strong markets across all regions:

  the SURF market is active in the North Sea, West Africa, Brazil, Gulf of Mexico and South East Asia. The cumulative value of contract awards to the industry during the second half of 2006 is expected to be about 30% higher than during the previous six months, business development opportunities for Offshore Facilities are primarily focused on the Far East, West Africa, the Gulf of Mexico and the Caspian Sea area. In the absence of major projects in West Africa and Brazil, the value of industry contract awards during the first half of 2006 was approximately 40% below its first half 2005 level. A significant rebound is expected during the second half of 2006, in the Onshore-Downstream arena, new projects are being launched in the Middle East, Africa, Asia Pacific and the Americas. The value of business development opportunities identified by the Group for the next 6 months is some 30% higher than one year ago,

______________
(1) LNG: liquefied natural gas
(2) SURF: subsea umbilicals, risers and flowlines
(3) PTA: purified terephthalic acid

  among the Industries markets, mining and metals and biofuels offer the best perspectives over the near future.

B) Resource and Asset Management

First half 2006 capital expenditures amounted to EUR 71.5 million. Total annual capex is now expected to be around EUR 250 million, out of which approximately EUR 150 million is designated for capacity expansions of the fleet (EUR 100 million) and flexible manufacturing plants (EUR 50 million).

With respect to the fleet capacity expansions, so far this year the Group has reached agreements covering:

  a new-build DP III vessel, which will be mostly dedicated to the support of the multi-year Statoil frame agreement for installation, repair and maintenance (IRM) services. This vessel will be owned by a 50/50 JV between Technip and DOF and will be available at the end of 2008, a new-build DP II vessel that will be used mainly for subsea construction and IRM projects in the UK North Sea. She has been chartered for a period of eight years and will be available beginning the third quarter of 2007, the acquisition of the Oceanic Princess. After her conversion into a DSV, she is scheduled to be available during the first quarter of 2007 and will reinforce Technip’s position in India and the Middle East, and a three-year charter for the new-build vessel, the MV Geoholm, which, since June 2006, has been supplying survey/utility and light construction services in the North Sea.

Expansions of the Group’s flexible pipe manufacturing capacities in France and Brazil are moving ahead on schedule/

  half of the 20% expansion program of the Le Trait factory is already on line, and one third of the 50% Vitoria expansion plan is complete and on stream.

Both expansion programs are expected to be completed by the end of the second quarter of 2007.

Technip continues to grow its workforce in line with the development of the Group. Since the beginning of January 2005, the Group’s workforce has grown 13.5%, from 19,094 to 21,665. Excluding discontinued businesses, the growth rate is close to 17%.

II. FINANCIALS

A) Second Quarter 2006

1. Operating Performance by Business Segment

SURF revenues were EUR 486.3 million, up 2.9% from EUR 472.8 million one year earlier, and were mostly generated by contracts in West Africa (Dalia, Block 18), Brazil (PDET, Roncador) and the North Sea (Alvheim, Vilje/Fram). SURF operating income was essentially unchanged at EUR 38.1 million. Due to isolated installation difficulties on a couple of projects, the operating margin ratio was 7.8% (versus 8.0% one year earlier).

Offshore Facilities revenues were EUR 305.0 million, up 29.5% compared to the second quarter of 2005 (EUR 235.6 million). Main contributors were projects in West Africa (Akpo FPSO, East Area), the Caspian Sea (Shah Deniz), the Gulf of Mexico (Tahiti Spar) and South East Asia (Kikeh Spar). Following a contract close-out negotiation, operating income jumped to EUR 30.1 million, versus EUR 6.5 million during the second quarter of 2005. The operating margin ratio was 9.9% compared to 2.8% one year earlier.

Onshore-Downstream revenues, at EUR 747.7 million, were 34.0% higher year-on-year compared to EUR 557.9 million, thanks mainly to LNG contracts in Qatar and Yemen, ethylene steam-crackers, the Horizon heavy oil project in Canada as well as the Dung Quat refinery in Vietnam. These recent contracts, which accounted for 60% of the segment’s second quarter revenues, are still in their early execution stages when little operating income is recognized in accordance with Technip’s accounting methods. The segment’s quarterly operating income stood at EUR 15.2 million. Operating margin ratio was 2.0% compared to 3.7% one year earlier.

In the Industries business segment, revenues amounted to EUR 50.0 million during the second quarter of 2006, versus EUR 64.6 million during the second quarter of 2005. The operating income reached EUR 2.6 million compared to EUR 1.5 million one year earlier. The operating margin ratio increased to 5.2% compared to 2.3% during second quarter in 2005.

2. Income Statement

Group revenues during the second quarter of 2006 at EUR 1,589.0 million were up 19.4% compared to EUR 1,330.9 million during the same period in 2005.

Group operating income during the second quarter of 2006 was EUR 84.5 million, up 28.0% year-on-year. The Group’s operating margin ratio was 5.3% compared to 5.0% one year earlier.

Net financial charges, EUR 9.9 million, were down compared to the second quarter of 2005 (EUR 16.5 million) as a result of the conversion of convertible bonds into equity at the end of March.

Second quarter 2006 income tax was EUR 21.5 million which represents a nominal tax rate of 28.9%, compared to the nominal tax rate of 32.3% recorded during the second quarter of 2005.

Net income was EUR 51.5 million, 54.7% higher than during the same period in 2005.

Fully diluted EPS and E/ADS were EUR 0.47 and USD 0.60, respectively (compared to EUR 0.35 and USD 0.45, respectively one year earlier). The number of fully diluted shares used to calculate second quarter 2006 EPS and E/ADS is 108.9 million compared to 114.6 million one year earlier.

Second quarter 2006 net income reconciled to U.S. generally accepted accounting principles (U.S. GAAP) amounted to EUR 65.1 million.

B) First Half 2006

1. Income Statement

First half 2006 revenues were EUR 3,163.4 million, a 24.9% increase compared to EUR 2,532.2 million during the same period one year prior. Revenue growth occurred in all segments except Industries.

Operating income for the first half of 2006 was EUR 138.5 million and, in accordance with IFRS, included a capital gain of EUR 21.5 million related to the sale of assets in the United States. The operating margin ratio was 4.4% compared to 4.6% one year earlier.

Net financial charges were EUR 27.2 million and included a EUR 10.0 million first quarter 2006 charge related to the Group’s convertible bonds.

Income tax was EUR 32.6 million which represents a nominal tax rate of 29.2%,

Net income for the first half of 2006 was EUR 76.8 million, up 39.6% compared to the same period in 2005.

Fully diluted adjusted EPS and E/ADS were EUR 0.80 and USD 1.02, respectively.

2. Balance Sheet

Shareholders’ equity increased by EUR 387.5 million during the first half of 2006 and reflects both the conversion of the convertible bonds into shares during the first quarter and subsequent share repurchases during the second quarter.

3. Cash Flow Statement

The Group’s net cash position at June 30, 2006 was EUR 1,234.8 million, compared to EUR 668.1 million at the end of December 2005. During the first half of 2006, the operating cash flow was EUR 115.5 million and the working capital position was positive at EUR 290.1 million. A dividend in the amount of EUR 91.0 million was paid to shareholders in May 2006. During the second quarter 2006, the Group also repurchased 4,984,474 shares for a total amount of EUR 223.5 million.

In order to comply with the requirements of the Sarbanes-Oxley Act, Technip established in 2004 a project task force whose mission is to evaluate and propose improvements, if necessary, to the Group’s internal control procedures.

Every quarter, the work of the task force as well as the actions taken following testing of control procedures by external consultants in the subsidiaries and at the corporate level are reported to the Audit Committee of the Board of Directors.

The task force will continue its work during the remainder of 2006, testing the existing internal control procedures of the entire Group in order to identify any weaknesses and propose corrective steps.

In application of the provisions of the Sarbanes-Oxley Act, Technip will issue its self-evaluation report at the beginning of 2007.

The information package on second quarter and first half 2006 results includes the press release and the annexes which follow as well as the presentation published on the Group's web site (www.technip.com).

Cautionary note regarding forward-looking statements

These documents contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; loses in one or more of our large contracts; U.S. legislation relating to investments in countries in which we seek to do business; changes in tax legislation; severe weather conditions; our ability to successfully keep pace with technology changes; our ability to attract and retain qualified personnel; political and social stability in developing countries; supply chain bottlenecks; the ability of our subcontractors to attract skilled labor; and our ability to manage and mitigate logistical challenges due to underdeveloped infrastructure in some countries where we are performing projects.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 29, 2006, and as updated from time to time in our SEC filings. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances.

With a workforce of more than 21,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

Investor and Analyst Relations

G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com
Public Relations

Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Group website	www.technip.com

ANNEX I (a)
 CONSOLIDATED STATEMENT OF INCOME
IFRS

Euros in Millions	Second Quarter		First Half

(except EPS, E/ADS and number of fully diluted	2006	2005	2006	2005
shares)

Revenues	1,589.0	1,330.9	3,163.4	2,532.2

Gross Margin	166.6	145.1	288.8	279.9

Research & Development Expenses	(7.7)	(6.9)	(14.4)	(13.8)
SG&A and Other Costs	(74.4)	(72.2)	(135.9)	(149.7)

Operating Income	84.5	66.0	138.5	116.4

Financial Income (Charges)	(9.9)	(16.5)	(27.2)	(33.8)
Income of Equity Affiliates	(0.1)	0.1	0.3	(0.1)

Profit Before Tax	74.5	49.6	111.6	82.5

Income Tax	(21.5)	(16.0)	(32.6)	(27.8)
Minority Interests	(1.5)	(0.3)	(2.2)	0.3

Net Income	51.5	33.3	76.8	55.0

Net Income	51.5	33.3	76.8	55.0
Split Accounting & Post-tax Financial	-	6.7	10.0	14.1
Charges on Convertible Bonds

Restated Net Income	51.5	40.0	86.8	69.1

Number of Fully Diluted Shares (1) at
Period End	108,863,692	114,642,768	108,863,692	114,642,768

Fully Diluted EPS (€)	0.47	0.35	0.80	0.60

Fully Diluted E/ADS ($) (2)	0.60	0.45	1.02	0.77

(1)	The number of fully diluted shares as of June 30, 2005:
	•	includes shares that would have been issued if all outstanding convertible bonds existing at that time had been redeemed for new shares,
	•	includes shares that would have been issued if stock options had been exercised,
	•	excludes treasury shares.
The number of fully diluted shares as of June 30, 2006:
	•	includes shares that would be issued if stock options were exercised,
	•	excludes treasury shares.

(2)	Earnings per American Depositary Share (E/ADS) are in U.S. dollars and are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2779 as of June 30, 2006.

ANNEX I (b)
CONSOLIDATED STATEMENT OF CASH FLOWS
IFRS

	First Half

Euros in Millions	2006	2005

Net Income	76.8	55.0
Depreciation of Property, Plant & Equipment	67.3	61.9
Provision for Convertible Bond Redemption Premium	-	5.9
Split Accounting of Convertible Bonds	10.0	8.8
Stock Option Charge	0.9	2.8
Long-Term Provisions (Employee Benefits)	0.4	-
Deferred Income Tax	(15.7)	25.2
Capital (Gain) Loss on Asset Sales	(26.4)	-
Minority Interests and Other	2.2	1.1

Cash from Operations	115.5	160.7

Change in Working Capital	290.1	(53.2)

Net Cash Provided by (Used in) Operating Activities	405.6	107.5

Capital Expenditures	(71.5)	(30.9)
Cash Proceeds from Asset Sales	33.2	-
Other	0.8	(0.2)

Net Cash Provided by (Used in) Investment Activities	(37.5)	(31.1)

Increase (Decrease) in Debt	(10.5)	(4.3)
Capital Increase	20.0	2.0
Dividend Payment	(91.0)	(32.0)
Share Repurchases	(223.5)	(9.1)
Convertible Bond Softcall Adjustment	(63.4)	-

Net Cash Provided by (Used in) Financing Activities	(368.4)	(43.4)

Foreign Exchange Translation Adjustment	(96.4)	35.8

Net Increase (Decrease) in Cash and Equivalents	(96.7)	68.8

Cash and Equivalents at Period Beginning	2,187.8	1,434.0
Cash and Equivalents at Period End	2,091.1	1,502.8

	96.7	(68.8)

ANNEX I (c)
CONSOLIDATED BALANCE SHEET
IFRS

	June 30,	Dec. 31,
Euros in Millions	2006	2005

Fixed Assets	3,253.2	3,244.5
Deferred Taxes and Other Non-Current Assets	97.4	90.0

NON-CURRENT ASSETS	3,350.6	3,334.5

Construction Contracts	748.0	585.0
Inventories, Customer & Other Receivables	1,090.4	1,146.8
Cash & Cash Equivalents	2,091.1	2,187.8

CURRENT ASSETS	3,929.5	3,919.6

ASSETS HELD FOR SALE	-	42.9

TOTAL ASSETS	7,280.1	7,297.0

Shareholders’ Equity (Parent Company)	2,340.1	1,953.7
Minority Interests	15.0	13.9

SHAREHOLDERS’ EQUITY	2,355.1	1,967.6

Convertible Bond	-	650.1
Other Non-Current Debt	682.0	655.2
Non-Current Provisions	109.4	106.3
Deferred Taxes and Other Non-Current Liabilities	132.9	100.4

NON-CURRENT LIABILITIES	924.3	1,512.0

Current Debt	174.3	214.4
Current Provisions	101.1	133.4
Construction Contracts	1,955.2	1,672.4
Accounts Payable & Other Advances Received	1,770.1	1,797.2

CURRENT LIABILITIES	4,000.7	3,817.4

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	7,280.1	7,297.0

Changes in Shareholders’ Equity (Parent Company)

Shareholders’ Equity at December 31, 2005	1,953.7
First Half 2006 Net Income	76.8
Capital Increase	570.1
Equity Component of Convertible Bond (IAS 32)	(25.5)
Other Impacts of IAS 32 and 39	50.7
Dividend Payment	(91.0)
Treasury Shares	(174.2)
Translation Adjustments and Other	(20.5)
Shareholders’ Equity at June 30, 2006	2,340.1

ANNEX I (d)
TREASURY AND CURRENCY RATES
IFRS

Euros in Millions	Treasury and Financial Debt

	June 30, 2006	Mar. 31, 2006

Marketable Securities	393	738

Cash	1,698	1,438

Cash & Cash Equivalents (A)	2,091	2,176

Current Debt	174	191

Non Current Debt	682	657

Gross Debt (B)	856	848

Net Financial Cash (Debt) (A - B)	1,235	1,328

Euro vs. Foreign Currency Conversion Rates

	Statement of Income			Balance Sheet

	First Half	Second	First Half	June 30,	Dec 31,	June 30,
	2006	Half 2005	2005	2006	2005	2005

USD	1.22	1.24	1.29	1.29	1.18	1.21

GBP	0.69	0.68	0.69	0.69	0.69	0.67

     ANNEX II (a)
REVENUES BY REGION
IFRS

Euros in Millions	Second Quarter			First Half

	2006	2005	Change	2006	2005	Change

Europe, Russia, C. Asia	386.7	386.2	0.1%	704.2	669.2	5.2%

Africa	305.4	348.9	-12.5%	618.5	686.8	-9.9%

Middle East	433.6	239.5	81.0%	879.2	513.9	71.1%

Asia Pacific	129.3	89.5	44.5%	364.9	193.6	88.5%

Americas	334.0	266.8	25.2%	596.6	468.7	27.3%

TOTAL	1,589.0	1,330.9	19.4%	3,163.4	2,532.2	24.9%

ANNEX II (b)
SUPPLEMENTAL INFORMATION BY BUSINESS SEGMENT
IFRS

Euros in Millions	Q2	Q2	Change	1H	1H	Change
	2006	2005		2006	2005

SURF

Revenues	486.3	472.8	2.9%	979.7	873.6	12.1%

Gross Margin	73.3	69.4	5.6%	150.9	132.5	13.9%

Operating Income	38.1	37.6	1.3%	78.1	68.6	13.8%

Depreciation	(27.6)	(23.6)	16.9%	(53.9)	(46.9)	14.9%

OFFSHORE FACILITIES

Revenues	305.0	235.6	29.5%	598.0	415.4	44.0%

Gross Margin	48.7	24.5	98.8%	53.7	41.8	28.5%

Operating Income	30.1	6.5	nm	41.5	10.1	nm

Depreciation	(2.2)	(3.2)	-31.3%	(4.5)	(7.0)	-35.7%

ONSHORE-DOWNSTREAM

Revenues	747.7	557.9	34.0%	1,486.8	1,111.2	33.8%

Gross Margin	37.2	45.0	-17.3%	69.8	92.2	-24.3%

Operating Income	15.2	20.5	-25.9%	16.4	40.3	-59.3%

Depreciation	(1.1)	(2.6)	-57.7%	(3.5)	(4.8)	-27.1%

INDUSTRIES

Revenues	50.0	64.6	-22.6%	98.9	132.0	-25.1%

Gross Margin	7.4	6.2	19.4%	14.4	13.4	7.5%

Operating Income	2.6	1.5	73.3%	5.1	2.2	nm

Depreciation	(1.6)	(0.6)	nm	(1.9)	(1.1)	72.7%

CORPORATE

Operating Income	(1.5)	(0.1)	nm	(2.6)	(4.8)	-45.8%

Depreciation	(1.7)	(1.0)	70.0%	(3.5)	(2.1)	66.7%

nm = not meaningful

      ANNEX II (c) ORDER INTAKE & BACKLOG

Euros in Millions	Order Intake by Business Segment

	Second Quarter				First Half

	2006	2005	Change	2006	2005	Change

SURF	382.5	532.9	-28.2%	658.3	985.8	-33.2%

Offshore Facilities	112.0	492.1	-77.2%	267.5	733.6	-63.5%

Onshore-Downstream	746.4	1,270.1	-41.2%	2,101.1	2,393.8	-12.2%

Industries	61.1	14.4	nm	99.8	52.7	89.4%

TOTAL	1,302.0	2,309.5	-43.6%	3,126.7	4,165.9	-24.9%

	Backlog by Business Segment

	As of June 30, 2006	As of June 30, 2005	Change

SURF	2,443.8	1,939.1	26.0%

Offshore Facilities	833.4	1,243.4	-33.0%

Onshore-Downstream	7,941.4	4,886.7	62.5%

Industries	164.2	140.7	16.7%

TOTAL	11,382.8	8,209.9	38.6%

	Backlog by Region

	As of June 30, 2006	As of June 30, 2005	Change

Europe, Russia, C Asia	730.9	968.9	-24.6%

Africa	1,701.6	1,664.5	2.2%

Middle East	6,112.1	2,708.8	125.6%

Asia Pacific	1,079.6	1,072.9	0.6%

Americas	1,758.6	1,794.8	-2.0%

TOTAL	11,382.8	8,209.9	38.6%

	Estimated Backlog Scheduling at June 30, 2006

	SURF	Offshore Facilities	Onshore-Downstream	Industries	Group

2006 (Second Half)	1,178	485	1,900	96	3,659

2007	906	256	3,300	49	4,511

2008 and Beyond	360	93	2,741	19	3,213

TOTAL	2,444	834	7,941	164	11,383

nm = not meaningful

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: July 27, 2006
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control